SEALSQ, a WISeKey Affiliate, and WeCanGroup Sign Strategic Agreement for SEALSQ to Acquire a 30% Stake in WeCanGroup

Geneva, Switzerland, March 24, 2025 -- SEALSQ Corp (NASDAQ: LAES) ("SEALSQ" or "Company"), a subsidiary of WISeKey, and WeCanGroup SA have entered into a strategic agreement under which SEALSQ will acquire a 30% equity stake in WeCanGroup. This collaboration aims to accelerate the adoption of blockchain-based security solutions within the Web 3.0 ecosystem, with a strong focus on post-quantum cryptography, Internet of Things (IoT) security, and financial sector resilience against emerging cyber threats.

Advancing Post-Quantum Security in the Financial Sector and IoT

As quantum computing advances, traditional cryptographic methods face increasing vulnerabilities, threatening critical infrastructure across industries. In response, SEALSQ, WISeKey, and WeCanGroup will integrate their Web 3.0 and post-quantum cryptographic technologies to develop advanced Know Your Customer (KYC), Know Your Business (KYB) and Know Your Object (KYO) solutions. These solutions will be embedded into SEALSQ’s post-quantum semiconductors, ensuring long-term cybersecurity resilience in both financial sectors and IoT.

Strengthening the Financial Sector Against Quantum Threats

With the financial sector heavily reliant on digital identity verification, secure transactions, and compliance processes, the adoption of quantum-resistant cryptographic solutions is essential to maintaining trust and regulatory compliance. Through this partnership:

•	WeCanGroup’s blockchain-based financial compliance solutions will integrate SEALSQ’s post-quantum encryption to secure digital transactions, protecting banks, wealth managers, and financial institutions from future quantum-based cyber threats.
•	KYC, KYB and KYO innovations will enhance digital identity verification, reducing fraud risks in banking, digital asset management, and decentralized finance (DeFi).
•	WeCan Comply, a platform for orchestrating KYC & KYB compliance data, co-created with leading private banks and External Asset Managers, will be reinforced with quantum-resistant digital signatures and blockchain-backed compliance records, ensuring long-term data security.

IoT Security in the Post-Quantum Era

The exponential growth of IoT devices has introduced new cybersecurity challenges, as billions of connected devices now transmit and store sensitive data. By embedding post-quantum cryptographic algorithms directly into SEALSQ’s secure semiconductors, this partnership will:

•	Protect IoT ecosystems from quantum-enabled attacks by ensuring device authentication, secure boot processes, and encrypted communications.
•	Enable quantum-safe identity management for IoT devices, ensuring data integrity and trust across smart cities, autonomous vehicles, healthcare IoT, and industrial automation.
•	Strengthen supply chain security by ensuring the authenticity and traceability of IoT devices throughout their lifecycle using blockchain-backed authentication.

Enhancing Web 3.0 with Post-Quantum Trust and Compliance

By combining SEALSQ’s post-quantum secure semiconductors with WeCanGroup’s blockchain-based compliance and tokenization solutions, this partnership will set new standards for trust and security in Web 3.0 ecosystems. The integration of these technologies will provide:

•	Decentralized Identity Management (DID): Enabling users and enterprises to control their digital identities securely in a post-quantum environment.
•	Secure Tokenization of Financial Assets: Enhancing asset management security through blockchain-based authentication and quantum-resistant encryption.
•	Regulatory Compliance Automation: Ensuring long-term protection of financial records, digital assets, and smart contracts against quantum-enabled cyber threats.

About WeCanGroup

Founded in 2015 in Switzerland, WeCanGroup is a leading provider of blockchain-based solutions for secure data management, serving individuals, enterprises, and financial institutions. The company is dedicated to improving data handling efficiency in response to the increasing volume of sensitive information being generated globally. By leveraging blockchain technology, WeCanGroup promotes the tokenization of data as a solution to common issues related to data completeness, redundancy, and security.

One of WeCanGroup’s flagship platforms, Wecan Comply, is a leading platform for orchestrating KYC & KYB compliance data. From onboarding to periodic reviews and audits, the platform seamlessly connects financial institutions through a secure and standardized data exchange protocol.

WeCanGroup has established itself as a market leader in Switzerland, recognized and adopted by major wealth management firms, banks, financial intermediaries, and large global enterprises. The platform enables the storage, request, sharing, and management of various types of data, such as KYB and KYC, leveraging the most advanced data exchange and storage infrastructure on the market.

About SEALSQ:

SEALSQ is a leading innovator in Post-Quantum Technology hardware and software solutions. Our technology seamlessly integrates Semiconductors, PKI (Public Key Infrastructure), and Provisioning Services, with a strategic emphasis on developing state-of-the-art Quantum Resistant Cryptography and Semiconductors designed to address the urgent security challenges posed by quantum computing. As quantum computers advance, traditional cryptographic methods like RSA and Elliptic Curve Cryptography (ECC) are increasingly vulnerable.

SEALSQ is pioneering the development of Post-Quantum Semiconductors that provide robust, future-proof protection for sensitive data across a wide range of applications, including Multi-Factor Authentication tokens, Smart Energy, Medical and Healthcare Systems, Defense, IT Network Infrastructure, Automotive, and Industrial Automation and Control Systems. By embedding Post-Quantum Cryptography into our semiconductor solutions, SEALSQ ensures that organizations stay protected against quantum threats. Our products are engineered to safeguard critical systems, enhancing resilience and security across diverse industries.

For more information on our Post-Quantum Semiconductors and security solutions, please visit www.sealsq.com.

Forward-Looking Statements

This communication expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipates will occur in the future, as well as any other statements which are not historical facts. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include SEALSQ's ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; and the risks discussed in SEALSQ's filings with the SEC. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC.

SEALSQ Corp is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

SEALSQ Corp. Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@sealsq.com	SEALSQ Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 lcati@equityny.com